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                     SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, DC 20549

                        -----------------------------

                                  FORM 11-K



                               ANNUAL REPORT

                      PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934


(Mark One)
/X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934 [FEE REQUIRED].
    For the fiscal year ended:     November 30, 1993


/_/  TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
     SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
For the transition period from _____to______



Commission file number:   0-11626



        A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     Lotus Development Corporation Profit Sharing and 401k Plan


        B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                        Lotus Development Corporation
                        55 Cambridge Parkway
                        Cambridge, MA  02142

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                            REQUIRED INFORMATION



Financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA have been filed in paper copy under cover of Form SE in accordance with Item 311 of Regulation S-T.



                                 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



             Lotus Development Corporation Profit Sharing and 401k Plan



Date:  May 26, 1994    By: /s/ Russell Campanello
                           Russell Campanello, Member, Retirement Committee

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                                EXHIBIT INDEX



Exhibit No.             Description                             Page



   24                   Consent of Coopers & Lybrand





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                      EXHIBIT 24





          CONSENT OF INDEPENDENT ACCOUNTANTS



     We consent to the incorporation by reference in the Registration Statement of Form S-8 and in the related prospectus to the Lotus Development Corporation Profit Sharing and 401 (k) Plan (No. 33-15857), of our report dated May 26, 1994, on our audits of the statements of net assets available for plan benefits of the Lotus Development corporation Profit Sharing and 401 (k) Plan as of November 30, 1993 and 1992 and the related statement of changes in net assets available for plan benefits for the year ended November 30, 1993, which report is included in this Annual Report on Form 11-K.



                                     /s/ COOPERS & LYBRAND
                                         COOPERS & LYBRAND




Boston, Massachusetts
May 26, 1994